SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Odyssey Marine Exploration, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

676118102
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 676118102	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON GLG Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

3,069,799 shares of Common Stock

206,400 shares of Common Stock issuable upon conversion of 206,400 shares of Series D Preferred Shares (the "Preferred Shares")

2,000,000 shares of Common Stock issuable upon exercise of Warrants

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

3,069,799 shares of Common Stock

206,400 shares of Common Stock issuable upon conversion of 206,400 Preferred Shares

2,000,000 shares of Common Stock issuable upon exercise of Warrants

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,069,799 shares of Common Stock

206,400 shares of Common Stock issuable upon conversion of 206,400 Preferred Shares

2,000,000 shares of Common Stock issuable upon exercise of Warrants

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.89%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 676118102	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON GLG Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

3,069,799 shares of Common Stock

206,400 shares of Common Stock issuable upon conversion of 206,400 Preferred Shares

2,000,000 shares of Common Stock issuable upon exercise of Warrants

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

3,069,799 shares of Common Stock

206,400 shares of Common Stock issuable upon conversion of 206,400 Preferred Shares

2,000,000 shares of Common Stock issuable upon exercise of Warrants

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,069,799 shares of Common Stock

206,400 shares of Common Stock issuable upon conversion of 206,400 Preferred Shares

2,000,000 shares of Common Stock issuable upon exercise of Warrants

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.89%
12	TYPE OF REPORTING PERSON IA, HC

CUSIP No. 676118102	13G/A	Page 4 of 7 Pages

This Amendment No. 8 (this "Amendment") amends the statement on Schedule 13G filed on March 21, 2005 (the "Original Schedule 13G"), as amended by Amendment No.1 filed on February 14, 2007, as further amended by Amendment No. 2 filed on February 14, 2008, Amendment No. 3 filed on February 10, 2009, Amendment No. 4 filed on February 12, 2010, Amendment No. 5 filed on October 12, 2010, Amendment No. 6 filed on February 14, 2011 and Amendment No. 7 filed on February 14, 2012 (the Original Schedule 13G as amended, the "Schedule 13G") with respect to shares of Common Stock, par value $0.0001 per share (the "Common Stock") of Odyssey Marine Exploration, Inc., a Nevada corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b) and and 4 in their entirety as set forth below.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the shares of Common Stock:

Investment Manager:

(i) GLG Partners, LP (the "Investment Manager"), with respect to the shares of Common Stock held by certain funds and managed accounts to which the Investment Manager serves as investment manager (collectively, the "GLG Funds").

General Partner:

(ii) GLG Partners Limited (the "General Partner"), which serves as the general partner of the Investment Manager, with respect to the shares of Common Stock held by each of the GLG Funds.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each Reporting Person is:

c/o GLG Partners LP
1 Curzon Street
London W1J 5HB
United Kingdom

CUSIP No. 676118102	13G/A	Page 5 of 7 Pages

Item 4.	OWNERSHIP
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c), as of December 31, 2012, is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. Based upon the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the Securities and Exchange Commission on November 8, 2012, there were 74,416,030 shares of Common Stock outstanding as of October 18, 2012. In calculating the percentage of shares of Common Stock held by the Reporting Persons, we assumed the conversion of the reported convertible Preferred Shares and exercise of the reported Warrants, subject to the 9.9% beneficial ownership blocker described below.

As set forth in the terms of the reported Warrants, the number of shares of Common Stock into which such Warrants are exercisable is limited to the number of shares of Common Stock that would result in the Reporting Persons having aggregate beneficial ownership of not more than 9.9% of the shares of Common Stock.

The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all shares of Common Stock owned by the GLG Funds. The Investment Manager exercises its investment authority directly or indirectly through various entities, including, without limitation, GLG Inc. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all shares of Common Stock owned by the GLG Funds. Each of the Investment Manager, the General Partner and GLG Inc. hereby disclaims any beneficial ownership of any such shares of Common Stock, except for their pecuniary interest therein.

EXHIBITS:

Exhibit I:	Joint Filing Agreement, dated as of February 14, 2013, by and between GLG Partners LP and GLG Partners Limited.

CUSIP No. 676118102	13G/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2013

GLG PARTNERS LP

By: /s/ Victoria Parry
Name: Victoria Parry
Title: Head of Product Legal

GLG PARTNERS LIMITED
Individually and in its capacity as General Partner of GLG Partners LP

By: /s/ Emmanuel Roman
Name: Emmanuel Roman
Title: CEO

CUSIP No. 676118102	13G/A	Page 7 of 7 Pages

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G/A filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATED as of February 14, 2013

GLG PARTNERS LP

By: /s/ Victoria Parry
Name: Victoria Parry
Title: Head of Product Legal

GLG PARTNERS LIMITED
Individually and in its capacity as General Partner of GLG Partners LP

By: /s/ Emmanuel Roman
Name: Emmanuel Roman
Title: CEO